(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
 Check box if Amendment is material and investors must reconfirm within five business days.
X   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

GenAI Works, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

May 17, 2023

Physical Address of Issuer:

838 Walker Road, Suite 21-2, Dover, DE 19904, United States

Website of Issuer:

https://genai.works

Current Number of Employees:

0

	Most recent fiscal year-end (2024)	**Prior fiscal year-end (2023)**
Total Assets	$265,673	$72,182
Cash & Cash Equivalents	$229,194	$72,182
Accounts Receivable	$19,725	$0
Current Liabilities	$1,791	$15,709
Long-Term Liabilities	$0	$0
Revenues/Sales	$982,078	$121,876
Cost of Goods Sold	$0	$0
Taxes Paid	$14,433	$0
Net Income/(Net Loss)	$4,501	$56,473

GenAI Works, Inc.

ANNUAL REPORT

838 Walker Road, Suite 21-2,
Dover, DE 19904, United States

This annual report is dated April 30, 2025

THE COMPANY AND ITS BUSINESS

As used in this Annual Report unless the context otherwise requires, the terms “Company”, “GenAI”, “we”, “our” and “us” refer to GenAI Works, Inc. unless the context indicates otherwise.

COMPANY HISTORY

GenAI Works, Inc. is a media and technology company that offers an AI Hub for its community to discover, learn and grow. The Company was incorporated on May 17, 2023 in Delaware.

The state of generative AI has grown rapidly over the last 18 months. Several companies were first on the scene and significant dollars were invested. However, broad adoption is still unclear. With this rapid arrival comes uncertainty and opportunity. For example, users struggle to navigate the vast array of options to find the best-fit solutions for their needs while companies face immense challenges in gaining visibility in this crowded market and gaining their audience.

The Company’s mission is to help society transition to an AI-enabled world by discovering, learning and growing in a centralized AI ecosystem. The Company is seeking to offer a trusted brand and resource for AI information through its hub that is focused on community first. The Company’s AI Hub allows firms to attract an AI audience to their brand in a number of ways, including ecommerce, events, creator studio and education. Currently, the Company’s AI Hub is accessed by followers through LinkedIn, Atlas, Beehiiv and Instagram with YouTube and TikTok in progress.

The Company plans to significantly expand its business by investing in technology and product development, increasing sales and marketing, and adding key personnel. This includes a plan to build a platform that allows users to connect and operate multiple AI-agents and tools in the same location. The capital we raise here will empower us to expand our technology and product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Steve Nouri	CEO, Founder and Director	CEO, Founder and Director of GenAI Works, Inc., 2023 – Present Responsible for overall management, business development, marketing, and operations. Founder of AI4Diversity, 2021 – Present Responsible for overall strategy. Head of Data Science and AI at the Australian Computer Society, 2019 –2021. Responsible for overall technical strategy.	The University of Technology Sydney, Master of IT, Data Analytics, 2014

Rotem Alalauf	Co-Founder, Director and Technical Advisor	Co-Founder, Director and Technical Advisor of GenAI Works, Inc., 2023 – Present	Technion – Israel Institute of Technology, Degrees in Electrical Engineering and Physics, 2017
		Responsible for business development, marketing, and operations.	
		CEO of Wand, 2022 – Present.	
		Responsible for overall operations, corporate strategy, business development and technology.	
		CEO of BeyondMinds, 2018 – 2021.	
		Responsible for overall operations, corporate strategy, business development and technology.	

James "Jay" Allardyce, Jr.	Co-Founder, Director and Growth Advisor	Co-Founder, Director and Growth Advisor of GenAI Works, Inc., 2023 – Present	Santa Clara University, MBA, 2007
		Responsible for business development, marketing, and operations.	Attended Oregon State University, Civil Engineering,
		EVP & General Manager, Data and Analytics Business Unit at insightsoftware, 2022 – Present.	California State Chico, B.S. in Management Information Systems, 2000
		Responsible for overall operations and strategy within the business unit.	
		Managing Director, Enterprise AI/ML & Analytics at Google, 2021 – 2023.	
		Responsible for operations and strategy within the business unit.	

Anastasiia Shapovalova	Vice President of Operations	Vice President of Operations at GenAI Works, Inc., 2023 – Present	Kharkiv National University of Radioelectronics, PhD in Engineering Sciences, 2021
		Responsible for operations.	
		Head of Operations and Human Resources at Wand, 2023 – Present	Kharkiv National University of Radioelectronics, Master Degree in Administrative Management of Information Security, 2014
		Responsible for operations and human resources.	
		Associate Professor at Kharkov National University of Radioelectronics, 2015 – Present	Kharkiv National University of Radioelectronics, Bachelors in Information Security Management, 2013
		Responsible for teaching and research.	
		COO at WorkNest Technologies, 2018 –2022	
		Responsible for operations.	

Steve Nouri: Steve is the CEO, Founder and Director of the Company. He is a distinguished data science leader who has transformed how the world perceives AI. Steve co-founder the Company to create the largest AI community missioned to empower society to discover, learn, and grow in an AI-enabled world. Steve has made a significant impact in this field, frequently acknowledged as one of the top 10 global authorities in Artificial Intelligence and Data Science. As Australia's ICT Professional of the Year, Steve is a sought-after keynote speaker, educator, and technology influencer with a following of over 2 million people. He actively participates in and contributes to the Forbes Technology Council, ACM, Harvard Business Review, and numerous other prestigious organizations. Also, as the founder of AI4Diversity, Steve leads a global non-profit initiative to engage and educate diverse communities on AI and the importance of responsible AI implementation.

Rotem Alalauf: Rotem is the Co-Founder, Director and Technical Advisor of the Company. He is an AI expert and serial entrepreneur. As a pioneer in artificial intelligence, Rotem has led the development of multiple large-scale systems across diverse sectors, including defense, intelligence, finance, and technology. Driven by a mission to create a better world through AI, Rotem envisions a future where humans and computers collaborate strategically and equitably. With over a decade of experience in scaling AI systems for complex problems across various industries, Rotem is a recognized leader in the AI field. In addition, Rotem is an AI investor, thought leader, and frequently shares his insights at international conferences, universities, and industry forums.

James (Jay) Allardyce, Jr.: Jay is the Co-Founder, Director and Growth Advisor of the Company. He is a Technology Executive with 23+ years of experience across Enterprise B2B companies such as Google, Uptake, GE, and HP. Jay is currently the General Manager of the Data Analytics business at insightsoftware, helping CFOs and their enterprises transform their operations. He has spent time at the intersections of AI/ML, Analytics, IOT, Industrial Tech, helping companies build and scale zero to 1, as well as large transformation plays. As a commercially oriented product leader, Jay has helped leaders and teams in Fortune 1000 companies to build and embrace a digital and AI first approach for how to run their business. He is a board member of Bizworld.org, and advisor to AI Drivers and Latent AI. Prior to his current roles, Jay was with Google Cloud as an Executive Managing Director and ran their WW Solutions Engineering team focused on Analytics and AI. The portfolio was the fastest growing and most impactful portfolio for Google Cloud that accelerated field and customer adoption of Google Clouds Analytics and AI portfolio. In his time, he built and ran two businesses around C3.AI and Palantir with an aim to push Google Cloud to position value to the Line of Business vs. IT via outcome-based AI and Analytical use cases. Before his time at Google, Jay led product and customer success as the Chief Product Officer of Uptake, transforming Uptake's GTM and product portfolio to focus on solution repeatability across major industries: transportation, energy, heavy construction, and the US Public Sector. Prior to Uptake, he was the Chief Product and Marketing Officer for GE Digital, as well as COO for GE Power Digital, the fastest-growing digital business within GE. Jay was an early member of that business, helping to take it from zero to ~$500M in top line over 3 years. Prior to GE, Jay spent 14 years at HP in a variety of roles, from COO of HP Software, Venture leader for new incubation, to Director of M&A, leading some of the largest and most accretive acquisitions for HP. Jay is a Silicon Valley Native and resides in the Bay Area with his wife and 3 daughters.

Anastasiia Shapovalova: Anastasiia is the Vice President of Operations of the Company. She is an AI specialist, and academic. In her role at the Company, Anastasiia leads a community-focused initiative on LinkedIn, boasting over 4,5 million followers. Anastasiia has a strong academic foundation with a PhD in Engineering Science, and she has been an Associate Professor at Kharkov National University of Radioelectronics since 2015. Her industry experience spans leadership roles in several companies, where she managed large teams, developed operational strategies, and established R&D centers.

Anastasiia's work is characterized by her commitment to using AI ethically and responsibly, focusing on transparency, explainability, and mitigating biases in AI systems. Her vision is to create a world where AI serves as a tool for positive societal impact, empowering individuals and businesses to innovate and make informed decisions. With over a decade of experience in the tech industry, Anastasiia is a recognized thought leader and frequently shares her insights at international conferences and academic forums. She has spearheaded the development and scaling of AI systems across multiple sectors, including education, cybersecurity, and technology.

OWNERSHIP

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Steve Nouri	14,100,000 shares of Class A Common Stock	47.00%
Jay Allardyce	7,950,000 shares of Class A Common Stock	26.50%
Rotem Alaluf	7,950,000 shares of Class A Common Stock	26.50%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit G.

Cash and Cash Equivalents

As of April 30, 2025, the Company had an aggregate of approximately $324,676.37 in cash and cash equivalents, and when combined with the Company's current monthly operating performance, leaves the Company with approximately 12 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "Use of Proceeds", which is an indispensable element of our business strategy.

As of April 30, 2025, the Company had raised $261,821 from this Offering, issuing 41,099 shares of Class B Common Stock. The Company plans to continue this raise to help fund growth and operations.

In addition to the Offering, the Company may concurrently raise additional capital by offering to sell securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering.

Other than capital from existing operations, including revenue, the Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Common Stock	N/A	3,000*	N/A	June 11, 2023	Section 4(a)(2)
Class B Common Stock	$261,821	41,099	Operations	Through April 30, 2025	Regulation CF

*On June 25, the Company effected a 10,000 to 1 forward stock split after creating additional classes of capital stock, including Class A Common Stock and Class B Common Stock. All of these shares of Common Stock were converted into 30,000,000 shares of Class A Common Stock

DEBT

As of the date of this Form C-AR, the Company does not have any outstanding debt.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

GenAI Works, Inc.
(Issuer)

By:/s/Steve Nouri
(Signature)

Steve Nouri
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Steve Nouri
(Signature)

Steve Nouri
(Name)

Director
(Title)

April 29, 2025
(Date)

/s/James R. Allardyce, Jr.
_____
(Signature)

James R. Allardyce, Jr.
_____
(Name)

Director
_____
(Title)

April 29, 2025
_____
(Date)

/s/ Rotem Alaluf
_____
(Signature)

Rotem Alaluf
_____
(Name)

Director
_____
(Title)

April 29, 2025
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.



GenAI Works, Inc
(a Delaware Corporation)

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2024 and 2023

TOGETHER WITH
INDEPENDENT AUDITORS' REPORT



GenAI Works, Inc

TABLE OF CONTENTS



CPA Auditor, Inc.
505 Montgomery Street, 10th floor, San Francisco, CA 94111,
333 Gellert Blvd, Suite 162, Daly City, CA 94015
650-290-2941, abhi@cpaauditor.com, www.cpaauditor.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
GenAI Works, Inc.
838 Walker Road, Suite 21-2
Dover, DE 1990

Opinion

We have audited the financial statements of GenAI Works, Inc (a Delaware Corporation) which comprise the balance sheet December 31, 2024, and 2023, and the and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2024 and from inception May 17, 2023 to December 31, 2023, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GenAI Works, Inc, as of December 31, 2024, and 2023, the results of its operations and its cash flows for the year ended December 31, 2024 and from inception May 17, 2023 to December 31, 2023 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of GenAI Works, Inc., and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about GenAI Works, Inc's ability to continue as a going concern within one year from the date the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.



- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of GenAI Works, Inc's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about GenAI Works, Inc's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Cpa Auditor, Inc.

CpaAuditor, Inc.
San Francisco, California
April 15, 2025

GenAI Works, Inc
Balance Sheets
December 31, 2024, and 2023

ASSETS

	2024	2023
CURRENT ASSETS		
Cash and cash equivalents	$ 229,194	$ 72,182
Accounts receivable	19,725	-
Other current assets	12,145	-
Total Current Assets	261,064	72,182
Fixed Assets		
Computers	4,889	-
Less : Accumulated depreciation	(280)	-
Total Fixed Assets	4,609	
TOTAL ASSETS	**265,673**	**72,182**

LIABILITIES AND STOCKHOLDERS' EQUITY

	2024	2023
CURRENT LIABILITIES		
Accounts payable	515	
Income tax payable	1,276	15,709
Total Liabilities	1,791	15,709
STOCKHOLDERS' EQUITY		
Common stock, $0.00001 par value, 50,000,000 shares		
of Class A authorized, and 0 issued and outstanding	-	-
Common stock, $0.00001 par value, 50,000,000 shares		
of Class B authorized, and 39,667 issued and outstanding	-	-
Additional paid in capital	202,908	-
Retained earnings	60,974	56,473
Total Stockholders' Equity	263,882	56,473
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 265,673**	**$ 72,182**

GenAI Works, Inc
Statements of Operations
Year Ended December 31, 2024 and From Inception May 17, 2023 to December 31, 2023

	2024	2023
REVENUES		
Gross sales, net	$ 982,078	$ 121,876
Gross Revenue	982,078	121,876
EXPENSES		
Consulting expense	589,853	13,599
Legal and professional fees	237,883	2,242
Dues and subscription	92,264	29,923
Bank and stripe fees	18,253	3,537
Travel	16,171	
Office expense	12,554	-
Advertising	5,442	393
Insurance	3,032	-
Rent	568	-
Depreciation	280	-
Total Expenses	976,301	49,694
INCOME BEFORE INCOME TAXES	5,777	72,182
Provision for income taxes	(1,276)	(15,709)
NET INCOME	$ 4,501	$ 56,473

GenAI Works, Inc
Statements of Stockholders' Equity
Year Ended December 31, 2024 and From Inception May 17, 2023 to December 31, 2023

	Common Stock	Additional Paid in Capital	Retained Earnings	Stockholders' Equity
Balance, May 17, 2023	$ -	$ -	$ -	$ -
Net Income	-	-	56,473	56,473
Balance, December 31, 2023	-	-	56,473	56,473
Common stock	-	202,908	-	202,908
Net Income	-	-	4,501	4,501
Balance, December 31, 2024	**$ -**	**$ 202,908**	**$ 60,974**	**$ 263,882**

GenAI Works, Inc
Statements of Cash Flows
Year Ended December 31, 2024 and From Inception May 17, 2023 to December 31, 2023

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 4,501	$ 56,473
Depreciation	280	-
Adjustments to reconcile net income to net cash		
used in operating activities:		
Changes in assets and liabilities:		
Accounts receivable	(19,725)	-
Other current assets	(12,145)	-
Accounts payable	515	-
Income tax payable	(14,433)	15,709
Net Cash Used In Operating Activities	(41,007)	72,182
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of computers	(4,890)	-
Net Cash Used in Investing Activities	(4,890)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional paid in capital	202,908	-
Net Cash Provided by Financing Activities	202,908	-
Net change in cash and cash equivalents	157,012	72,182
CASH AND CASH EQUIVALENTS, beginning balance	72,182	-
CASH AND CASH EQUIVALENTS, ending balance	$ 229,194	$ 72,182
SUPPLEMENTAL CASH-FLOW INFORMATION		
Cash paid during the year for -		
Interest	$ -	$ -
Income tax	$ 15,709	$ -

1. **Summary of Significant Accounting Policies:**

Nature of Business – GenAI Works, Inc., ("GenAI") a Delaware corporation, was incorporated on May 17, 2023. GenAI provides AI courses and marketing services to individuals and corporations.

Basis of Accounting – GenAI prepares the financial statements using accrual basis of accounting in conformity with the generally accepted accounting principles in the United States of America. The expenses are recorded when the benefits and services are received.

Estimates Included in the Financial Statements – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – Cash consists of interest and non-interest-bearing accounts with one financial institution. GenAI considers all highly liquid investments with an original maturity of three months or less from the date of purchase to be cash equivalents. The carrying value of cash equivalents approximates fair value.

Fixed Assets - Fixed assets are recorded at cost or fair market value when donated. Depreciation and amortization are provided on a straight-line basis (half-year convention) over the estimated useful lives of the assets or the terms of the lease, as appropriate. Expenditures on maintenance and repairs are charged to operations as incurred. We capitalize all equipment purchases exceeding $1,000 with useful lives in excess of one year.

Type of Property	Life
Computers	3 Years

Depreciation expense for the years 2024 and 2023 were $280 and $0, respectively.

Accounts Payable – Accounts payable are recorded when goods or benefits are received. The carrying amount of accounts and credit card payable in the balance sheet approximates its fair value.

Equity Financing – In October 2024, the Company raised gross proceeds of $221,758 through an equity crowdfunding campaign. In exchange for the proceeds, GenAI issued 1,000,000 shares of Common Stock Class B stock to participating investors.

Crowdfunding campaign charged a processing fee of $18,850, which was deducted from the gross proceeds. In accordance with U.S. GAAP, the offering costs directly attributable to the equity raise were recorded as a reduction to additional paid-in capital.

The net proceeds of $221,758 were recorded as follows on GenAI balance sheet:
- Cash increased by amount collected.
- Common Stock Class B Stock was credited for the aggregate par value of the shares issued.
- Additional Paid-In Capital was credited for the remaining amount, net of offering costs.

Revenue Recognition – GenAI adopted new accounting standard, as amended, regarding revenue from contracts with customers using the modified retrospective approach. This standard provides guidance on recognizing revenue, including a five-step model to determine when revenue recognition is appropriate. The adoption of this standard did not have a material impact on the financial position and results of operations.

GenAI receives revenue from the sale of marketing services and educational courses related to artificial intelligence. Revenue is recognized when the service or course is provided and no other significant obligation of GenAI exists and collectability is reasonable assured.

The Financial Accounting Standard Board (FASB) issued Accounting Standards Update (ASU) "Revenue from Contracts with Customers." This standard, along with its related amendments, requires companies to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which entity expects to be entitled in exchange for goods or services.

GenAI applies the five-step approach outlined in the new revenue standard:
- Identify the contract with a customer.
- Identify the performance obligations in the contract.
- Determine the transaction price.
- Allocate the transaction price to the performance obligations in the contract; and
- Recognize revenue when (or as) GenAI satisfies a performance obligation at a point in time.

Advertising – Advertising costs are expensed as incurred. These costs include advertising expenses. Advertising costs were $5,442 and $393 for the years ended December 31, 2024, and 2023, respectively.

Income Taxes – GenAI has elected to be taxed under the chapter C of the Internal Revenue Code. Income of GenAI is reported in its income tax return.

At December 31, 2024, GenAI did not have any tax benefit disallowed under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") FASB ASC 740, Income Taxes and no amounts have been recognized for potential interests and penalties. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with the tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax position not meeting the "more likely than not" test, no tax benefit is recorded.

Current tax expense for the year presented are comprised of the tax for Federal and the States in which GenAI operates based on tax rates for taxable income.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. GenAI has temporary differences which are immaterial and thus determines it impractical to recognize such in the financial statements. GenAI files its income tax returns in the United States Federal, state of Delaware.

Fair Value of Financial Instruments – The carrying amounts of financial instruments including cash, accounts receivable, other current assets, accounts payable and income tax payable approximate fair value as of December 31, 2024, because of the relatively short maturity of these instruments.

2. Concentration of Credit Risk

Financial instruments that potentially subject GenAI to concentrations of credit risk consist principally of deposits greater than $250,000 for interest-bearing accounts with each financial institution that is a member of Federal Deposit Insurance Corporation ("FDIC"), and security deposits greater than $500,000 ($250,000 in cash) with each financial institution that is a member of Securities Investor Protection Corporation ("SIPC").

GenAI has no cash balances on deposit on December 31, 2024, that exceeded the balance insured by the FDIC. Management periodically reviews their cash policies and believe any potential accounting loss is minimal.

3. Contingencies, Risks and Uncertainties

Services and products are concentrated in an industry which is characterized by significant competition, rapid technological advances, changes in customer requirements and evolving regulatory requirements and industry standards. The success of GenAI depends on management's ability to anticipate and to respond quickly and adequately to technological developments in the industry, changes in customer requirements or changes to industry standards. Any significant delays in the development or introduction of services could have a material adverse effect on business and operating results.

In the normal course of business, GenAI may be subject to various claims and lawsuits and intends to defend any claims and lawsuits vigorously.

Certain factors beyond GenAI's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the financial condition and the results of its operations.

4. **Subsequent Events**

GenAI has evaluated subsequent events through April 15, 2025, the date on which the financial statements were available to be issued. The financial statements include all events or transactions, including estimates, required to be recognized in accordance with the accounting principles generally accepted in the United States of America. GenAI has determined that there are no unrecognized subsequent events that require additional disclosures.

GENAI WORKS CF INVESTORS SPV, LLC

AUDITED FINANCIAL STATEMENTS

FROM INCEPTION JULY 8, 2024 TO
DECEMBER 31, 2024

TOGETHER WITH
INDEPENDENT AUDITORS' REPORT

CPA Auditor, Inc.

GENAI WORKS CF INVESTORS SPV, LLC

TABLE OF CONTENTS





CPA Auditor, Inc.
505 Montgomery Street, 10th floor, San Francisco, CA 94111,
333 Gellert Blvd, Suite 162, Daly City, CA 94015
650-290-2941, abhi@cpaauditor.com, www.cpaauditor.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
GenAI Works CF Investors SPV, LLC
Lewes, Delaware

Opinion

We have audited the financial statements of GenAI Works CF Investors SPV, LLC, which comprise the balance sheet as of December 31, 2024, and the related statement of operations for the period from inception July 8, 2024 to December 31, 2024, changes in members' equity, and cash flows for the period ended December 31, 2024 and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of GenAI Works CF Investors SPV, LLC, as of December 31, 2024, and the results of its operations and its cash flows for the period from inception July 8, 2024 to December 31, 2024 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of GenAI Works CF Investors SPV, LLC., and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Going Concern

As discussed below in footnote 4, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial



statements do not include any adjustments that might be necessary should the GenAI Works CF Investors SPV, LLC be unable to continue as a going concern.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about GenAI Works CF Investors SPV, LLC's ability to continue as a going concern within one year from the date the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.



- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of GenAI Works CF Investors SPV, LLC internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about GenAI Works CF Investors SPV, LLC ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Cpa Auditor, Inc.

CpaAuditor, Inc.
San Francisco, California
April 15, 2025

GenAI Works CF Investors SPV, LLC
Balance Sheet
December 31, 2024

ASSETS

	2024
CURRENT ASSETS	
Cash and cash equivalents	$ -
Total Current Assets	-
TOTAL ASSETS	**-**

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	-
Total Liabilities	-
MEMBERS' EQUITY	
Retained earnings	-
Total Members' Equity	-
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ -

GenAI Works CF Investors SPV, LLC
Statement of Operations
For the Period from Inception July 8, 2024 to December 31, 2024

	2024
REVENUES	
Gross sales, net	$ -
Gross Revenue	-
EXPENSES	
General and administrative	-
Sales and marketing	-
Total Expenses	-
INCOME BEFORE INCOME TAXES	-
Provision for income taxes	-
NET INCOME	$ -

GenAI Works CF Investors SPV, LLC
Statement of Members' Equity
For the Period from Inception July 8, 2024 to December 31, 2024

	Members' Equity
Balance, July 8, 2024	$ -
Net Income	-
Balance, December 31, 2024	**$ -**

GenAI Works CF Investors SPV, LLC
Statements of Cash Flows
For the Period from Inception July 8, 2024 to December 31, 2024

	2024
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ -
Adjustments to reconcile net income to net cash	
used in operating activities:	
Changes in assets and liabilities:	
Net Cash Used In Operating Activities	-
CASH FLOWS FROM INVESTING ACTIVITIES	
Net Cash Used in Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Net Cash Provided by Financing Activities	-
Net change in cash and cash equivalents	-
CASH AND CASH EQUIVALENTS, beginning balance	-
CASH AND CASH EQUIVALENTS, ending balance	$ -
SUPPLEMENTAL CASH-FLOW INFORMATION	
Cash paid during the year for -	
Interest	$ -
Income tax	$ -

1. **Summary of Significant Accounting Policies:**

Nature of Business – GenAI Works CF Investors SPV, LLC was formed on July 8, 2024, in the state of Delaware. The financial statements of GenAI Works CF Investors SPV, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Washington, D.C.

GenAI Works CF Investors SPV, LLC is a special purpose vehicle (''SPV'') to facilitate investor aggregation for a Regulation CF fundraising. The SPV will be a Co-Issuer with GenAi Works. After a successful crowdfunding round under Regulation CF, the investors will purchase shares of GenAI Works through the SPV. The SPV will then issue the investors shares in the SPV equal to the shares purchased in GenAI Works.

GenAI Works provides an inclusive ecosystem where AI enthusiasts, professionals, and industry leaders come together to explore, learn, and advance the field of artificial intelligence. Users can access the latest AI news and research, network with industry leaders, find job opportunities, and explore our marketplace of 2,500+ AI agents, AI events and courses.

Basis of Accounting – The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP"). The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Estimates Included in the Financial Statements – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, the Company's cash & cash equivalents did not exceed FDIC insured limits.

Accounts Payable – Accounts payable are recorded when goods or benefits are received.

Revenue Recognition – The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

- Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

- Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

- Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Income Taxes – The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

2. Members' Equity

The company did not issue any membership units for the period from inception July 8, 2024 to December 31, 2024

3. Contingencies and Commitments

Contingencies – The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims – From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

4. Going Concern

The accompanying financial statements have been prepared on a going concern basis, which assumes that the entity will continue to operate in the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

As of December 31, 2024, the Company had no assets, no liabilities, and had not conducted any business activities since its formation. While the entity has not commenced operations, management believes the going concern basis of accounting is appropriate given the intention to maintain the entity for future use in connection with potential strategic or investment activities.

Management will continue to monitor the entity's status and funding requirements. If future plans change or funding is not available as intended, it could impact the ability of the Company to continue as a going concern. These financial statements do not include any adjustments resulting from these uncertainties.

5. **Subsequent Events**

GenAI has evaluated subsequent events through April 15, 2025, the date on which the financial statements were available to be issued. The financial statements include all events or transactions, including estimates, required to be recognized in accordance with the accounting principles generally accepted in the United States of America. GenAI has determined that there are no unrecognized subsequent events that require additional disclosures.